Registration No. 333-190388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

UMB BANK & TRUST, N.A.

(Exact name of trustee as specified in its charter)

U.S. National Bank	43-1745664
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

2 South Broadway, Suite 600, St. Louis, Missouri 63102

(Address of principal executive offices) (Zip Code)

Richard F. Novosak, Vice President

2 South Broadway, Suite 600, St. Louis, Missouri 63102

(314) 612-8483

(Name, address and telephone number of agent for service)

THE LACLEDE GROUP, INC.

(Exact name of obligor as specified in its charter)

MISSOURI	74-2976504
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

720 Olive Street, St. Louis, Missouri 63101

(314) 342-0500

(Address of principal executive offices) (Zip Code)

Senior Debt Securities

(Title of indenture securities)

GENERAL

Item 1.	General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervisory authority to which it is subject.

Comptroller of the Currency of the United Sates, Washington, D.C.

(b) Whether it is authorized to exercise corporate trust powers.

Trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with Obligor.

If the Obligor is an affiliate of the trustee, describe each such affiliation.

The obligor is not an affiliate of the trustee or of its parent, UMB Bank, N.A.

Item 3. through Item 15. Not applicable.

Item 16. List of Exhibits.

List below all exhibits filed as part of this statement of eligibility.

1. A copy of the articles of association of the trustee as now in effect.

Articles of Association of the Trustee, as now in effect. (Exhibit 1 to Form T-1 with Registration Statement No. 333-165974).

2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.

Certificate of Authority from the Comptroller of the Currency evidencing a change of the corporate title of the Association. (Exhibit 2 to Form T-1 with Registration Statement No. 333-165974).

3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2), above.

Certificate from the Comptroller of the Currency evidencing authority to exercise corporate trust powers and a letter evidencing a change of the corporate title of the Association. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-165974).

4. A copy of the existing by-laws of the trustee, or instruments corresponding thereto.

Bylaws, as amended of the Trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-165974).

5. A copy of each indenture referred to in Item 4. if the obligor is in default.

Not applicable.

6. The consents of United States institutional trustees required by Section 321(b) of the Act.

Consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-165974).

7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Report of the Condition of the Trustee as of June 30, 2014. (Exhibit 1).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, UMB Bank & Trust, N.A., a national banking association existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Louis and the State of Missouri, on the 12th day of August, 2014.

UMB BANK & TRUST, N.A.

By:	/s/ Brian P. Krippner
NAME:	Brian P. Krippner

TITLE:	Senior Vice President